UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Applied Minerals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03823M100
(CUSIP Number)

Michael B. Barry Samlyn Capital, LLC 500 Park Avenue, 2nd Floor New York, NY 10022 Tel: +1 (212) 588-9098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,569,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,569,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

47,569,310

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%*

14.	TYPE OF REPORTING PERSON

IA, OO

* Based upon 174,696,443 shares outstanding as of the date hereof, as adjusted for convertible notes and warrants beneficially owned by Samlyn Capital, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,569,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,569,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

47,569,310

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 174,696,443 shares outstanding as of the date hereof, as adjusted for convertible notes and warrants beneficially owned by Samlyn, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,924,120

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,924,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

16,924,120

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%*

14.	TYPE OF REPORTING PERSON

OO

* Based upon 150,534,696 shares outstanding as of the date hereof, as adjusted for a convertible note and warrants beneficially owned by Samlyn Partners, LLC.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Onshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,924,120

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

16,924,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

16,924,120

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%*

14.	TYPE OF REPORTING PERSON

PN

* Based upon 150,534,696 shares outstanding as of the date hereof, as adjusted for a convertible note and warrants directly owned by Samlyn Onshore Fund, LP.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS
Samlyn Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,645,190

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

30,645,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

30,645,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%*

14.	TYPE OF REPORTING PERSON

CO

* Based upon 161,800,296 shares outstanding as of the date hereof, as adjusted for a convertible note and warrants directly owned by Samlyn Offshore Master Fund, Ltd.

CUSIP No.	03823M100

1.	NAME OF REPORTING PERSONS

Robert Pohly

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,569,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,569,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

47,569,310

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%*

14.	TYPE OF REPORTING PERSON

IN, HC

* Based upon 174,696,443 shares outstanding as of the date hereof, as adjusted for convertible notes and warrants beneficially owned by Robert Pohly.

CUSIP No.	03823M100

This Schedule 13D is Amendment No. 3 with respect to (i) Samlyn Capital, LLC; (ii) Samlyn Partners, LLC; (iii) Samlyn Onshore Fund, LP; (iv) Samlyn Offshore Master Fund, Ltd.; and (v) Robert Pohly.

This Schedule 13D is Amendment No. 1 with respect to Samlyn, LP.

Item 1.	Security and Issuer.

The name of the issuer is Applied Minerals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 55 Washington Street, Suite 301, Brooklyn, New York 11201. This is Amendment No. 3 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Samlyn Capital, LLC, a Delaware limited liability company (“Samlyn Capital”); (ii) Samlyn, LP, a Delaware limited partnership (“Samlyn LP”); (iii) Samlyn Partners, LLC, a Delaware limited liability company (“Samlyn Partners”); (iv) Samlyn Onshore Fund, LP, a Delaware limited partnership (“Samlyn Onshore Fund”); (v) Samlyn Offshore Master Fund, Ltd., a Cayman Islands exempted company (“Samlyn Offshore Master Fund”); and (vi) Robert Pohly, a United States citizen (“Mr. Pohly”, and collectively with Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Samlyn Offshore Master Fund, the “Reporting Persons”).

(b), (c)	Samlyn Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment management services to its private investment vehicle advisory clients, including, but not limited to, Samlyn Onshore Fund and Samlyn Offshore Master Fund. Samlyn LP is the sole owner of Samlyn Capital. Robert Pohly indirectly controls Samlyn Capital through his ownership interests in Samlyn LP and its general partner, Samlyn GP, LLC, a Delaware limited liability company for which Mr. Pohly serves as the managing member. Mr. Pohly is also the managing member of Samlyn Partners, which serves as the general partner of Samlyn Onshore Fund. Samlyn Onshore Fund and Samlyn Offshore Master Fund are each principally engaged in the business of investing in securities. The principal business address of Samlyn Capital, Samlyn LP, Samlyn Partners, Samlyn Onshore Fund and Mr. Pohly is c/o 500 Park Avenue, 2nd Floor, New York, New York 10022. The principal business address of Samlyn Offshore Master Fund is c/o Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands. The board of directors of the Master Fund consists of Robert Pohly, Scott Dakers and Evan Burtton.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 47,569,310 Shares beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly came from the working capital of Samlyn Onshore Fund and Samlyn Offshore Master Fund, which are the direct owners of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 16,924,120 Shares beneficially owned by Samlyn Partners and Samlyn Onshore Fund came from the working capital of Samlyn Onshore Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 30,645,190 Shares beneficially owned by Samlyn Offshore Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

In addition, Item 3 and Item 4 of the Amendment No. 1 to Schedule 13D filed with the SEC in respect of the Issuer on November 6, 2014 by Samlyn Capital, Samlyn Partners, Samlyn Onshore Fund, Samlyn Offshore Master Fund, Ltd., and Robert Pohly (“Amendment No. 1”) are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 3 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

On May 12, 2017, the Issuer entered into an agreement (the “Series A Agreement”) with the holders of Series A Notes of the Issuer (including Samlyn Onshore Fund and Samlyn Offshore Master Fund) whereby (i) the maturity of the Series A Notes would be extended from November 3, 2018 to May 1, 2023, without regard to the volume weighted average price of the Shares, and (ii) the interest rate on the Series A Notes would be reduced from 10% to 3% per annum. As consideration for such extension, the conversion price of the Series A Notes would be reduced from $0.83 to $0.40 and the Issuer would issue warrants to purchase Shares exercisable at $0.10 per share and with a term of five years (the “Warrants”). As a result, the Issuer would have to reserve additional Shares for issuance on the conversion of the Series A Notes into Shares and for issuance on the exercise of the Warrants. The holders of the Series A Notes conditioned the effectiveness of the Series A Agreement on the Issuer amending its Certificate of Incorporation to increase its number of Shares by at least enough Shares to reserve the Shares required to be reserved under the Series A Agreement.

At the Issuer’s Annual Meeting of Shareholders held on December 7, 2017, the stockholders of the Issuer approved the amendment to the Issuer’s Certificate of Incorporation to increase the number of authorized Shares of the Issuer. Accordingly, the Series A Agreement became effective as of December 14, 2017. Pursuant to the Series A Agreement, Samlyn Onshore Fund received 1,101,062 Warrants and Samlyn Offshore Master Fund received 2,062,909 Warrants.

The foregoing was a summary of certain material terms of the Series A Agreement. However, such summary does not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Series A Agreement, which has been filed as Exhibit B hereto and are incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer’s management, the Issuer’s board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Samlyn Capital, Samlyn LP and Mr. Pohly may each be deemed to be the beneficial owner of 47,569,310 Shares, constituting 27.2% of the Shares, based upon 174,696,443 Shares outstanding as of the date hereof, as adjusted for Series A Notes and Warrants beneficially owned by Samlyn Capital, Samlyn LP and Mr. Pohly. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 47,569,310 Shares. Each of Samlyn Capital, Samlyn LP and Mr. Pohly has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 47,569,310 Shares.

As of the date hereof, Samlyn Partners and Samlyn Onshore Fund may each be deemed to be the beneficial owner of 16,924,120 Shares, constituting 11.2% of the Shares, based upon 150,534,696 Shares outstanding as of the date hereof, as adjusted for a Series A Note and Warrants beneficially owned by Samlyn Partners and Samlyn Onshore Fund. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,924,120 Shares. Each of Samlyn Partners and Samlyn Onshore Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 16,924,120 Shares.

As of the date hereof, Samlyn Offshore Master Fund may be deemed to be the beneficial owner of 30,645,190 Shares, constituting 18.9% of the Shares, based upon 161,800,296 Shares outstanding as of the date hereof, as adjusted for a Series A Note and Warrants beneficially owned by Samlyn Offshore Master Fund. Samlyn Offshore Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 30,645,190 Shares. Samlyn Offshore Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 30,645,190 Shares.

Other than the Series A Agreement becoming effective and the receipt of the Warrants as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures regarding the Investment Agreement, the Convertible Notes, the Warrant Cancellation Agreement and the A&R Registration Rights Agreement in Item 4 and Item 6 of Amendment No. 1 are incorporated herein by reference.

The form the Investment Agreement, form of the Convertible Notes, form of the Warrant Cancellation Agreement and form of the A&R Registration Rights Agreement that were incorporated by reference as separate exhibits to Item 7 of Amendment No. 1 are also incorporated herein by reference.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Other than as set forth above, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Series A Agreement, dated May 12, 2017 (incorporated by reference to Exhibit 10.2 to the Form 8-K/A filed with the SEC by the Issuer on October 4, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2017
(Date)

SAMLYN CAPITAL, LLC*

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP*

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN PARTNERS, LLC*

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN ONSHORE FUND, LP*

By:	Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.*

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Director

ROBERT POHLY*

By:	/s/ Robert Pohly

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated December 18, 2017, relating to the Common Stock, $0.001 par value per share of Applied Minerals, Inc. shall be filed on behalf of the undersigned.

December 18, 2017
(Date)

SAMLYN CAPITAL, LLC

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN PARTNERS, LLC

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN ONSHORE FUND, LP

By:	Samlyn Partners, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN OFFSHORE MASTER FUND, LTD.

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Director

ROBERT POHLY

By:	/s/ Robert Pohly